FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December, 2009

Commission File Number 001-15266

BANK OF CHILE
(Translation of registrant's name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F___X___ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is an English translation of a letter filed by Banco de Chile with the Chilean Superintendency of Securities and Insurance, informing of the resolution adopted by Banco de Chile’s Board of Directors in a meeting held on December 29, 2009, when it was resolved to adopt a general policy with respect to habitual transactions.

Santiago, December 29, 2009

Mr. Gustavo Arriagada Morales
Superintendent of Bank and
Financial Institutions
Present

Ref: Essential Information

Mr. Superintendent:

   Pursuant to articles 9 and 10 of the Law No. 18,045, and chapter 18-10, of the Regulations of the Superintendency, I inform you as an Essential Information that in the Board Meeting BCH No. 2,703 held on the 29th of December, 2009, the Board of Directors of Banco de Chile, according to the letter b) of article 147 of the Law No. 18,046, has adopted the following general policy with respect to habitual transactions, that allows transactions with related parties without the requirements and procedures set forth in numbers 1) to 7) of the aforementioned article 147 of the Law No. 18,046.

   Habitual transactions are those performed with related parties within the ordinary course of the banking business, such as banking current account agreements, deposits, loans or line of credits with or without guarantees, discount of documents, acquisitions and assignments of commercial papers, collections, payments and transfers of funds, foreign exchange transactions, letters of credit, guarantee and surety, surety bonds, custody of valuables and personal property, fiduciary duties, financial agents or financial advisory, acquisitions and dispose of fixed income yielding debt instruments, issuing and operation of credit cards, agents in the placements of shares of first issuance of corporations, financial services, transportation of securities and other properly banking transactions that are authorized by the General Banking Law and complementary laws and regulations.

Sincerely,

Fernando Cañas Berkowitz
General Manager

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 30, 2009

Banco de Chile

/s/ Fernando Cañas B.
By:	Fernando Cañas Berkowitz President and CEO